Correspondence

October 25, 2005

Via Facsimile and Federal Express

Mr. Albert C. Lee
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Aspenbio, Inc. Registration Statement on Form SB-2 Filed August 22, 2005 File No. 333-127733

Dear Mr. Lee:

        Aspenbio, Inc. (the “Company”) has transmitted for filing Amendment No. 1 to its Registration Statement on Form SB-2 pursuant to the Securities Exchange Act of 1934.

        This letter is in response to your letter of August 29, 2005. The Company has provided information in response to your comments as set forth below.

        I have enclosed a marked copy of the document for your reference in locating the specific changes to the document you requested, as well as the additional changes we included to update the registration statement for recent developments.

1.	Comment: The information on page i and ii should appear on the prospectus cover page of your Form SB-2, please revise accordingly.

Response: The requested change has been made.

Mr. Albert C. Lee
October 25, 2005

2.	Comment: We note the filing does not include the signature of your principal financial officer and principal accounting officer. Please include these signatures in your amended Form SB-2. If Jeffrey G. McGonegal serves in these capacities, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Response: The requested change has been made.

        Thank you in advance for your promptness in replying. We hope we have adequately addressed your comments. Please contact me if you need more information.

Sincerely, /s/ Theresa M. Mehringer Theresa M. Mehringer

TMM/jkd
Enclosure

cc:	Aspenbio, Inc. Jeffrey P. Riedler